PE 2/5/2013



13001061



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 20 2013

Washington, DC 20549

March 20, 2013

Kim M. Rivera
DaVita HealthCare Partners Inc.
kim.rivera@davita.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/20/13

Re: DaVita HealthCare Partners Inc.
Incoming letter dated February 5, 2013

Dear Ms. Rivera:

This is in response to your letter dated February 5, 2013 concerning the shareholder proposal submitted to DaVita HealthCare by James McRitchie. We also have received a letter on the proponent's behalf dated February 7, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 20, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: DaVita HealthCare Partners Inc.
Incoming letter dated February 5, 2013

The proposal asks the board to adopt a policy that in the event of a change in control, there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis, with such qualifications for an award as the committee may determine.

We are unable to concur in your view that DaVita HealthCare may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In addition, we are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that DaVita HealthCare may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that DaVita HealthCare may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that DaVita HealthCare's policies, practices, and procedures compare favorably with the guidelines of the proposal and that DaVita HealthCare has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that DaVita HealthCare may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 7, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
DaVita Inc. (DVA)
Limit Accelerated Executive Pay
James McRitchie

Ladies and Gentlemen:

This is in regard to the February 5, 2013 company request concerning this rule 14a-8 proposal.

The company provides no precedent of where this same resolved sentence, including the word "termination," was considered implemented by a policy that resembles this proposal only when there is not a termination.

The company unrealistically claims that a sentence with the word "change in control" and "termination" is only focused on a change in control.

The company unrealistically claims that proposal text in the past tense must reflect whatever change the company makes "by the time DaVita's 2013 proxy statement is provided to its stockholders."

The company claims that the governance practices of the company are irrelevant to a proposal that addresses the governance of the company. On the other side of the coin, 2013 management opposition statements have already been received from the following companies that cite the good governance polices of the respective companies in areas other than the topic of the proposal itself:
Lockheed Martin Corporation (LMT)
Allergan, Inc. (AGN)
The McGraw-Hill Companies, Inc. (MHP)

The company claims that "change in control" is vague because it purportedly "poses the potential" for "differing formulations" of no specific difference.

At least one Staff Legal Bulletin uses the term "senior executive."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: James McRitchie

Latrice Byrdsong <Latrice.Byrdsong@davita.com>

[DVA: Rule 14a-8 Proposal, January 1, 2013, revised January 2, 2013]

Proposal 4* – Limit Accelerated Executive Pay

Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2010 with "High Governance Risk." Also "High Concern" for Executive Pay – $17 million for our CEO Kent Thiry.

Our company, under the leadership of John Nehra as the chairman of our executive pay committee, gave a number of discretionary bonuses to our highest paid executives, including $890,000 to Chief Legal Officer Kim Rivera. Similarly, annual bonuses were discretionary based. Discretionary bonuses undermine pay-for-performance. Perhaps it was not a surprise that Mr. Nehra received our highest negative votes – more than 15-times as many negative votes as 4 of our directors.

Long-term incentive pay for our highest paid executives continued to be time-vesting equity pay in the form of stock-settled stock appreciation rights (or SSARs, similar to stock options) that simply vested over time without job performance requirements. Mr. Thiry received a mega-grant of 500,000 SSARs with a grant date value of $12 million and also gained $24 million from the exercise of 765,000 SSARs. Equity pay given as a long-term incentive should include job performance requirements. Mr. Thiry also received $477,000 for personal travel via corporate jet.

Four directors had 11 to 18 years long-tenure, including John Nehra and Peter Grauer, our Lead Director, a position that demands a higher level of independence. GMI said director independence erodes after 10-years. Long-tenure could hinder director ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

Almost our entire board was on our nomination committee. This negated the benefit of the more typical, smaller committee structure that adds an additional layer of review on major decisions.

Please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*



Kim M. Rivera, Chief Legal Officer &
Corporate Secretary
2000 16th Street
Denver, CO 80202
Tel: (888) 484-7505
Fax: (866) 912-0682
www.davita.com

Direct Dial: (303) 876-2914
E-mail: kim.rivera@davita.com

February 5, 2013

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: DaVita HealthCare Partners Inc. – Shareholder Proposal Submitted by James McRitchie

Ladies and Gentlemen:

This letter is submitted by DaVita HealthCare Partners Inc., a Delaware corporation ("DaVita" or the "Company"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of DaVita's intention to exclude from its proxy materials for its 2013 Annual Meeting of Stockholders (the "Annual Meeting") a shareholder proposal and supporting statement (the "Proposal") submitted by James McRitchie (the "Proponent") and received by DaVita on December 21, 2012. The Proposal, as well as related correspondence with the Proponent and his representative, is attached hereto as Exhibit A. DaVita requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend that enforcement action be taken if DaVita excludes the Proposal from its 2013 Annual Meeting proxy materials for the reasons set forth below.

DaVita intends to file definitive proxy materials with the Commission on or about April 26, 2013 for its 2013 Annual Meeting, which is scheduled to be held June 17, 2013. Pursuant to Rule 14a-8(j), this letter is being submitted to the Commission no later than 80 days before the Company files the 2013 proxy materials with the Commission. This letter is being submitted via email as contemplated by Staff Legal Bulletin No. 14D (Nov. 7, 2008). A copy of this letter and its exhibits has been sent to the Proponent and John Chevedden, the Proponent's designated representative. The Company would like to remind the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of such correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The resolution of the Proposal states as follows:

"Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Company may determine."

"For purposes of this Policy, "equity awards" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not [*sic*] affect any contractual rights in existence on the date this proposal is adopted."

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from its Annual Meeting proxy materials pursuant to Rule 14a8-(i)(10) and Rule 14a-8(i)(3) for the reasons discussed below.

I. The Proposal may be properly excluded from DaVita's Annual Meeting proxy materials under Rule 14a-8(i)(10) because it has been substantially implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if "the company has already substantially implemented the proposal." The Commission has stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." See Exchange Act Release No. 34-12598 (July 7, 1976). To be excluded under Rule 14a-8(i)(10), the proposal must be "substantially implemented by the issuer" and need not have been "fully effected." *See Exchange Act Release No. 34-2091* (Aug. 16, 1983) (discussing Rule 14a-8(c)(10), the predecessor to Rule 14a-8(i)(10)).

The Proposal requests that our "board of directors...adopt a policy that *in the event of a change in control*...there shall be no acceleration of vesting of any equity award granted to any senior executive..." (emphasis added). As disclosed on page 53 of our 2012 proxy statement and as evidenced in the relevant form award agreements on file with the Commission, accelerated vesting of equity awards granted under the Company's 2011 Incentive Award Plan (the "Plan") does not occur solely upon a change in control event. Rather, vesting is accelerated only if, in addition to a change in control, (i) the equity is not assumed, converted or replaced by the acquiring company, or (ii) the executive's employment is terminated without cause within a specified period of time following the change in control or, as applicable, the executive terminates for "good reason."

Although the Company's change in control practices are not identical to the Proposal's requirements, the Staff has consistently found proposals to have been substantially implemented under Rule 14a-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal. *See, e.g., McKesson Corporation* (Apr. 8, 2011) and *Exelon Corp.* (Feb. 26, 2010). Specifically, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (Mar. 28, 1991). Furthermore, the Staff has previously concluded that a company's actions do not have to be precisely those called for by the proposal so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Johnson v. Johnson* (Feb. 17, 2006), *Wal-Mart Stores, Inc.* (Mar. 30, 2010) and *Hewlett-Packard Co.* (Dec. 11, 2007). As discussed further below, while the Proposal does not define key terms and therefore raises questions as to how the Proponent's particular policy would be implemented, it is also undeniable that equity awards granted by the Company to executive officers under the Plan are not subject to accelerated vesting solely upon a change in control of the Company.

Based on the above, the Proposal should be excluded from DaVita's 2013 proxy materials as substantially implemented in accordance with Rule 14a-8(i)(10).

II. The Proposal may be properly excluded from DaVita's proxy materials under Rule 14a-8(i)(3) and Rule 14a-9 because it is materially false and misleading.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials."

a. The Proposal is impermissibly false and misleading in violation of Rule 14a-9 because it falsely implies that a change in control of the Company triggers accelerated vesting of equity awards.

Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." The staff has routinely permitted exclusion under Rule 14a-8(i)(3) of shareholder proposals that are premised on materially false or misleading statements. *See, e.g., General Electric Company* (Jan. 21, 2011) (permitting exclusion of a proposal seeking adjustments to a specific type of executive compensation program because the company did not maintain any programs of the type described in the proposal) and *General Electric Company* (Jan. 6, 2009) (permitting exclusion of a proposal as materially false and misleading because of "an underlying assertion" that the company had plurality voting when, in fact, the company had implemented majority voting).

As discussed above, the requested policy in the Proposal implies that under the Company's Plan, equity awards granted to executives accelerate upon the occurrence of a change in control, when, in fact, they do not. The Plan and related form award agreements provide for a "double trigger" requirement for the accelerated vesting of equity awards. This means that, in order for an equity award to be accelerated and become fully vested under the Plan, (i) a change in control must occur *and* (ii) either a participant's employment must be terminated within a specific period of time as a result of certain termination events, or the equity award must not be assumed, converted or replaced by the acquiring company. Stockholders are likely to be confused by the Proposal because it ignores the "double trigger" provisions of the Plan and seeks to change something that does not presently exist. The Proposal is therefore impermissibly false and misleading in violation of Rule 14a-9.

b. The Proposal is impermissibly vague and indefinite because over half the proposal is devoted to irrelevant commentary on executive compensation to specific executives and personal opinions regarding our Board's governance structure and directors' independence.

Unlike the other bases for exclusion under Rule 14a-8(i), Rule 14a-8(i)(3) explicitly refers to the supporting statement as a basis for exclusion. *Staff Legal Bulletin No. 14B* (Sept. 15, 2004) ("SLB No. 14B") states that Rule 14a-8(i)(3) may be used to exclude or modify supporting statements when "the company demonstrates objectively that a factual statement is materially false or misleading" and/or where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal."

The Proposal contains statements that are or will be false and misleading to stockholders. The supporting statement states that "long-term incentive pay for our highest paid executives continued to be time-vesting equity pay in the form of stock-settled stock appreciation rights (or SSARs, similar to stock options) that simply vested over time without job performance requirements." However, as will be disclosed in the proxy statement for our 2013 Annual Meeting, our board of directors approved a design change to DaVita's long-term incentive program that added a long-term performance-based cash and performance-based equity award component for certain of our executive officers. Accordingly, by the time DaVita's 2013 proxy statement is provided to its stockholders, the Proponent's supporting statement will contain a materially false and misleading statement that pertains to the Company's long-term incentive program design.

In SLB No. 14B, the Staff indicated that exclusion or modification of a shareholder proposal may be appropriate where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." The Staff has consistently adhered to the position stated in SLB No. 14B in no action letter requests. *See, e.g., Energy East Corporation* (Feb. 12, 2007) (permitting exclusion of a proposal focused on executive compensation where the supporting statement addressed unrelated issues such as director independence and plurality voting standards) and *Bob Evans Farms, Inc.* (Jun. 26, 2006) (permitting exclusion of a supporting statement that failed to "discuss the merits" of the proposal and did not aid stockholders in deciding how to cast their votes).

The stated purpose of this Proposal is to limit accelerated vesting of equity awards granted to senior executives in the event of a change in control. Following the resolution, the Proponent explains - in two sentences - his objections to accelerated vesting: "*The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.*" After having explained the basis for the Proposal, the Proponent uses the remainder of his supporting statement to present his views on a variety of unrelated corporate governance and executive compensation topics. This commentary includes assertions and opinions regarding:

- Ratings by an investment research firm of certain of the Company's governance and executive pay practices:
    - "*GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2010 with "High Governance Risk." Also, "High Concern" for Executive Pay - $17 million for our CEO Kent Thiry.*"
- The discretionary nature of certain aspects of the Company's executive pay program and stockholder votes for our Compensation Committee Chair:
    - "*Our company, under the leadership of John Nehra as the chairman of our executive pay committee, gave a number of discretionary bonuses to our highest paid executives, including $890,000 to Chief Legal Officer Kim Rivera. Similarly, annual bonuses were discretionary based. Discretionary bonuses undermine pay-for-performance.*"
    - "*Perhaps it was not a surprise that Mr. Nehra received our highest negative votes – more than 15-times as many negative votes as 4 of our directors.*"
- The Company's use of stock-settled stock appreciation rights as part of its executive compensation program and certain perquisites received by our CEO:
    - "*Long-term incentive pay for our highest paid executives continued to be time-vested equity pay in the form of stock-settled stock appreciation rights (or SSARs, similar to stock options) that simply vested over time without job performance requirements.*"

- *"Mr. Thiry received a mega-grant of 500,000 SSARs with a grant date value of $12 million and also gained $24 million from the exercise of 765,000 SSARs."*

- *"Equity pay given as a long-term incentive should include job performance requirements."*

- *"Mr. Thiry also received $477,000 for personal travel via corporate jet."*

- The tenure of certain of the Company's directors and size of the Company's Nominating and Governance Committee:

  - *"Four directors had 11 to 18 years long-tenure, including John Nehra and Peter Grauer, our Lead Director, a position that demands a higher level of independence. GMI said director independence erodes after 10-years. Long-tenure could hinder director ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors."*

  - *"Almost our entire board was on our nomination committee. This negated the benefit of the more typical, smaller committee structure that adds an additional layer of review on major decisions."*

Each of these topics is irrelevant to the stockholders' consideration of the Proposal, which seeks to limit accelerated vesting of equity awards granted to senior executives in the event of a change in control. Instead of providing support or rationale for the Proposal, the Proponent's supporting statement instead appears to be used as a means to criticize the Company's broader executive pay program and Board governance structures. The Proponent makes no reasonable link between the subject matter of the Proposal and the unrelated topics addressed in his supporting statement. Moreover, these topics do not aid stockholders in deciding how to cast their votes. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(3).

c. The Proposal is impermissibly vague and indefinite because it fails to define key terms, is subject to differing interpretations and fails to provide sufficient guidance on its implementation.

In SLB No. 14B, the Staff indicated that exclusion under Rule 14a-8(i)(3) is appropriate where "the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Staff has consistently allowed shareholder proposals relating to executive compensation to be excluded under Rule

14a-8(i)(3) where aspects of the proposal contain ambiguities that result in the proposal being so vague or indefinite that it is inherently misleading. Specifically, the Staff has concurred with the exclusion of shareholder proposals that were internally inconsistent, failed to define critical terms, or otherwise failed to provide guidance on how they should be implemented. *See, e.g., The Boeing Company* (Mar. 2, 2011).

The Proposal contains several terms and concepts that are vague and indefinite, and fails to provide sufficient guidance on how such terms and concepts should be interpreted to permit proper consideration by stockholders or proper implementation by the Company. As a result, stockholders and the Company could have different interpretations of what is required by the Proposal and be unable to identify with any reasonable certainty what actions would be required to implement it.

For example, the term "change in control" is defined by reference to "any applicable employment agreement, equity incentive plan or other plan." This definition not only poses the potential for numerous differing formulations, but also makes general reference to sources outside of the Proposal. Consequently, stockholders will not know all of the essential elements of the Proposal on which they are being asked to vote. Additionally, given the multiple sources referenced, DaVita would not be able to determine what actions or measures would be required to properly implement the Proposal and, as a result, the policy ultimately implemented could significantly differ from that envisioned by the stockholders voting on the proposal. The Staff has previously allowed exclusion of proposals defining terms by reference to outside sources because they failed to disclose to shareholders key definitions that are part of the proposal. *See, e.g., Bank of America Corporation* (Feb. 2, 2009) (agreeing that a proposal defining "independent director" by reference to the standard set by the Council of Institutional Investors could be excluded); and *JP Morgan Chase & Co.* (Mar. 5, 2010) (agreeing that a proposal which defined the phrase 'grassroots lobbying communication' by reference to federal regulations defining the term could be excluded).

Similarly, the Proposal's use of the term "senior executive" is vague in light of the expansive applicability of the Plan under which equity awards are granted, i.e., covering all employees of the Company. Is the Proposal meant to provide for broad amendment of the Plan that would apply to all the Company's employees covered by the Plan, or only to a subset of employees who qualify as "senior executives?" Likewise, is "senior executive" meant to include executives covered under Section 16 of the Exchange Act or under the definition of "executive officer" or "named executive officer" under Items 401 and 402 of Regulation S-K and the related Securities Act and Exchange Act disclosure obligations? In light of these ambiguities, the Proposal is unclear as to how it would actually operate under the Company's Plan. The Staff has consistently permitted exclusion of proposals that were sufficiently vague and indefinite that the company and its stockholders would be unable to determine what the proposal required or may result in differing interpretations. *See, e.g., Motorola Inc.* (Jan. 12, 2011) (allowing exclusion of a proposal requesting that the board negotiate "with senior executives to request that they relinquish...preexisting executive pay rights" as vague and indefinite because "the proposal [did] not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."). *See also, Fuqua Industries, Inc.* (Mar. 12, 1991) and *Verizon Communications Inc.* (Feb. 21, 2008).

We are aware that the Staff recently denied a request by Walgreen Co. to exclude a substantially similar proposal from its proxy materials. *See Walgreen Co.* (Oct. 4, 2012). However, we believe that we present new considerations and a different set of facts than those presented in *Walgreen Co.* In particular, unlike in *Walgreen Co.*, the Company asserts that the Proposal is excludable under Rule 14a-8(i)(10) because it has been substantially implemented as described above. In addition, Walgreen Co. proposed that its shareholder proposal be excluded for being "vague and indefinite" pursuant to Rule 14a-8(i)(3) based on a lack of definitions for terms and phrases such as 'vesting on a partial, pro rata basis' and 'termination,' as well as ambiguities arising when applying such terms in the context of the proposed policy. In contrast, as described in detail above, the Company's rationale for exclusion of the Proposal under Rule 14a-8(i)(3) instead focuses on its impermissibly false and misleading implication that we have a single trigger acceleration upon a change in control, the false and misleading statements in the Proposal's supporting statement, and the impermissibly vague and indefinite provisions of the Proposal which fail to define key terms such as 'change in control' and 'senior executive' necessary for proper stockholder consideration and Company implementation of the proposed policy.

Based on the above, the Proposal is materially false and misleading in violation of the proxy rules and may be excluded from DaVita's 2013 proxy materials.

III. Revision permitted only in limited circumstances.

The Staff noted *in Staff Legal Bulletin No. 14* (Jul. 13, 2001) ("SLB No. 14") that there is no provision in Rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. While the Staff sometimes permits shareholders to make minor revisions to proposals for the purpose of eliminating false and misleading statements, in SLB No. 14B, the Staff indicated that such revision is appropriate only for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defect that could be corrected easily." The Staff further noted in SLB No. 14B that "[o]ur intent to limit this practice to minor defects was evidenced by its statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it into compliance with the proxy rules." Based on the number of misleading, vague and indefinite portions of the Proposal and its supporting statement discussed above, and the resulting degree of editing that would be required to bring it into compliance with the Commission's proxy rules, exclusion under Rule 14a-8(i)(3) is warranted. The Staff reached the same conclusion in *Staples, Inc.* (Mar. 5, 2012) and *Limited Brands, Inc.* (Feb. 29, 2012), where in both instances, the Staff disregarded the proponent's request that it be permitted to make revisions to a proposal substantially similar to the Proposal.

CONCLUSION

Based on the foregoing, I request your concurrence that the Proposal may be omitted from DaVita's 2013 Annual Meeting proxy materials. If the Staff has any questions regarding this request or desires additional information, please contact me by phone at (303) 876-2914 or via email at kim.rivera@davita.com. We may also be reached via facsimile at (866) 912-0682.

Very truly yours,



Kim M. Rivera
Chief Legal Officer and Corporate Secretary

Attachments
cc: James McRitchie
John Chevedden

<u>Exhibit A</u>
The Proposal and Related Correspondence

- E-mail sent by the Proponent to the Company on January 1, 2013. The email attachment contains the Proposal and a letter from Ameritrade confirming Proponent's ownership of the Company's securities in accordance with Rule 14a-8(b).

- E-mail sent by the Proponent to the Company on January 2, 2013. The email attachment contains a revised Proposal.

[Attached.]

Latrice Byrdsong

From: Kelli Bodnar on behalf of Kim Rivera
Sent: Tuesday, February 05, 2013 10:26 AM
To: Latrice Byrdsong
Subject: FW: Rule 14a-8 Proposal (DVA)``
Attachments: CCE00002.pdf

-----Original Message-----
From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January 01, 2013 10:45 PM
To: Kim Rivera
Cc: Jim Gustafson; Art Sida
Subject: Rule 14a-8 Proposal (DVA)``

Dear Ms. Rivera,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kent J. Thiry
Chairman of the Board
DaVita Inc. (DVA)
1551 Wewatta St
Denver CO 80202
Phone: 303 405-2100
FX: 877-420-6537
FX: 866.802.6228

Dear Mr. Thiry,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



12/4/2012

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Kim Rivera <Kim.Rivera@davita.com>
Corporate Secretary
Jim Gustafson <Jim.Gustafson@davita.com>
Art Sida <Art.Sida@davita.com>

[DVA: Rule 14a-8 Proposal, January 1, 2013]

Proposal 4* – Limit Accelerated Executive Pay

Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

Please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by em*** FISMA & OMB Memorandum M-07-16 ***

 **Ameritrade**

January 1, 2013

James Mcritchie & Myra K Young
*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade *** FISMA & OMB Memorandum M-07-16 ***

Dear James Mcritchie & Myra K Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than:

50 shares of DVA since 5/6/2008 in your *** FISMA & OMB Memorandum M-07-16 ***
50 shares of BIIB since 8/24/2010 in your *** FISMA & OMB Memorandum M-07-16 ***
15 shares of GOOG since 1/24/11 in your *** FISMA & OMB Memorandum M-07-16 ***

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Daniel Bliss
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12

Latrice Byrdsong

From:	Kelli Bodnar on behalf of Kim Rivera
Sent:	Tuesday, February 05, 2013 10:26 AM
To:	Latrice Byrdsong
Subject:	FW: Rule 14a-8 Proposal (DVA)``
Attachments:	CCE00000.pdf

-----Original Message-----
From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, January 02, 2013 11:16 AM
To: Kim Rivera
Cc: Jim Gustafson; Art Sida
Subject: Rule 14a-8 Proposal (DVA)``

Dear Ms. Rivera,
Please see the attached Rule 14a-8 Proposal revision.
Sincerely,
John Chevedden

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kent J. Thiry
Chairman of the Board
DaVita Inc. (DVA)
1551 Wewatta St
Denver CO 80202
Phone: 303 405-2100
FX: 877-420-6537
FX: 866.802.6228

REVISED JAN. 2, 2013

Dear Mr. Thiry,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



12/4/2012

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Kim Rivera <Kim.Rivera@davita.com>
Corporate Secretary
Jim Gustafson <Jim.Gustafson@davita.com>
Art Sida <Art.Sida@davita.com>

[DVA: Rule 14a-8 Proposal, January 1, 2013, revised January 2, 2013]

Proposal 4* – Limit Accelerated Executive Pay

Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2010 with "High Governance Risk." Also "High Concern" for Executive Pay – $17 million for our CEO Kent Thiry.

Our company, under the leadership of John Nehra as the chairman of our executive pay committee, gave a number of discretionary bonuses to our highest paid executives, including $890,000 to Chief Legal Officer Kim Rivera. Similarly, annual bonuses were discretionary based. Discretionary bonuses undermine pay-for-performance. Perhaps it was not a surprise that Mr. Nehra received our highest negative votes – more than 15-times as many negative votes as 4 of our directors.

Long-term incentive pay for our highest paid executives continued to be time-vesting equity pay in the form of stock-settled stock appreciation rights (or SSARs, similar to stock options) that simply vested over time without job performance requirements. Mr. Thiry received a mega-grant of 500,000 SSARs with a grant date value of $12 million and also gained $24 million from the exercise of 765,000 SSARs. Equity pay given as a long-term incentive should include job performance requirements. Mr. Thiry also received $477,000 for personal travel via corporate jet.

Four directors had 11 to 18 years long-tenure, including John Nehra and Peter Grauer, our Lead Director, a position that demands a higher level of independence. GMI said director independence erodes after 10-years. Long-tenure could hinder director ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

Almost our entire board was on our nomination committee. This negated the benefit of the more typical, smaller committee structure that adds an additional layer of review on major decisions.

Please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***